Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$606,725	$185,935	$79,053	$39,956	$13,974
Interest capitalized	414	932	—	—	—
Interest portion of rental expense	1,327	1,244	1,494	843	429

Total fixed charges	$608,466	$188,111	$80,547	$40,799	$14,403

Earnings:
Net income before noncontrolling interest expenses and income taxes	$350,749	$269,072	$205,421	$132,480	$41,582
Fixed charges	608,466	188,111	80,547	40,799	14,403
Less: Interest capitalized	(414)	(932)	—	—	—

Total earnings	$958,801	$456,251	$285,968	$173,279	$55,985

Ratio of earnings to fixed charges	1.6x	2.4x	3.6x	4.2x	3.9x